Exhibit 12.1

Sagent Pharmaceuticals, Inc.

Ratio of Earnings to Fixed Charges

	Nine months ended 9/30/14		Year ended 12/31/13		Year ended 12/31/12	Year ended 12/31/11	Year ended 12/31/10	Year ended 12/31/09
Earnings (loss) before income taxes	$12,888		$30,489		$(16,817)	$(26,422)	$(24,495)	$(30,536)
Add / (Deduct)
Equity in net earnings (loss) of 50% or less owned affiliates	(2,476)		(2,395)		(1,337)	2,531	1,476	1,491
Dividends from 50% or less owned affiliates	—		4,318		5,155	1,185	—	—
Fixed charges	1,403		2,004		3,290	8,531	2,369	1,047
Interest capitalized, net of amortization	—		—		—	—	—	—

Earnings available for fixed charges	$11,815		$34,416		$(9,709)	$(14,175)	$(20,650)	$(27,998)

Fixed charges:
Interest incurred
Interest expense	641		930		1,567	4,195	1,129	467
Capitalized interest	—		—		—	—	—	—

	641		930		1,567	4,195	1,129	467
Portion of rent expense deemed to represent interest factor (1)	121		144		156	141	111	113

Fixed charges	$1,403		$2,004		$3,290	$8,531	$2,369	$1,047

Ratio of earnings to fixed charges	8.42	x	17.18	x	—	—	—	—
Earnings shortfall	—		—		6,420	5,645	18,281	26,950

(1)	Represents an estimated amount of rental expense (33%) that is deemed to be representative of the interest factor.